As Filed With the Securities and Exchange Commission on January 28, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXTREME NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0430270
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3585 Monroe Street

Santa Clara, California 95051

(408) 579-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gordon L. Stitt

Chief Executive Officer

EXTREME NETWORKS, INC.

3585 Monroe Street

Santa Clara, California 95051

(408) 579-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. HOWARD CLOWES, ESQ.

Gray Cary Ware & Freidenrich LLP

153 Townsend Street, Suite 800

San Francisco, California 94107-1922

(415) 836-2500

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value	2,577,794 shares	$9.26	$23,870,372.44	$3,024.38

(1)	Estimated pursuant to Rule 457(c) solely for the purpose of computing the registration fee and based on the average of the high and low trading prices of the common stock of Extreme Networks, Inc. as reported on The Nasdaq National Market on January 23, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, Dated January 28, 2004

2,577,794 Shares

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Extreme Networks, Inc. (the “Company” or “Extreme”). The shares of Extreme common stock may be offered by the selling stockholder named in this prospectus. We will receive no part of the proceeds of any sales made under this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholder will be borne by the selling stockholder. None of the shares offered by this prospectus has been registered prior to the filing of the registration statement of which this prospectus is a part.

The common stock offered in this prospectus may be offered and sold by the selling stockholder directly or through broker-dealers or underwriters acting solely as agents. In addition, the broker-dealers and underwriters may acquire the common stock as principals. The distribution of the common stock may be effected in one or more transactions. These transactions may take place through the Nasdaq National Market, privately negotiated transactions, underwritten public offerings, or a combination of any such methods of sale. These transactions may be made at market prices prevailing at the time of sale, prices related to the prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholder in connection with these sales.

The shares of Extreme are included for quotation in the Nasdaq National Market under the symbol “EXTR.” On January 27, 2004, the reported last sale price of Extreme common stock in the Nasdaq National Market was $9.52 per share.

See “ Risk Factors” on pages 6 to 20 for factors that should be considered before investing in the shares of Extreme.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES

COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE

ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE

CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January     , 2004.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our Company, the common stock being sold in this offering, our financial statements and notes thereto incorporated by reference in this prospectus.

Extreme Networks, Inc., together with its subsidiaries, (collectively referred to as Extreme or the Company and as we, us and our) is a leading provider of network infrastructure equipment for corporate, government, education and health care enterprises and metropolitan service providers. We were established in 1996 to address the issues caused by slow and expensive legacy networks. We endeavored to change the industry by replacing complex software-based routers with simple, fast, highly intelligent, hardware-based switches. The broad acceptance of this innovative, simplified approach to networking has enabled us to become an industry leader. Our ultimate goal is to realize our technology vision of Ethernet Everywhere – a unifying network strategy that uses proven Ethernet technology to simplify each element of the network. We believe our Ethernet Everywhere vision is the foundation for a future of easily deployable, highly scalable, comprehensively managed, ubiquitous bandwidth for networks, applications and users.

Our family of switching products provides significant performance improvements compared to legacy infrastructures, while enabling greater network flexibility and scalability, ease of use and a lower cost of ownership.

We have achieved these advantages by utilizing application specific integrated circuits, or ASICs, as well as merchant silicon in our products and by creating a common hardware, software and network management architecture for our products. In our products, the routing of network traffic, a function referred to as Layer 3 switching, is done primarily with our unique chipsets that provide faster processing of data than the CPU/software implementations used in many conventional networking products. We believe that our unique hardware and software designs can also provide a better price/performance ratio, resulting in a higher return on investment for our customers. Since chipsets are built for specific purposes, it allows for a lower cost structure with increased performance compared to other alternatives.

The Extreme Networks Solution

We provide Ethernet networking solutions that meet the requirements of today’s enterprises and service providers by providing increased performance, scalability, policy-based quality of service, simplicity of use and lower cost of ownership. Our products share a common hardware, software and network management architecture, are based on industry-standard routing and network management protocols and offer advanced policy-based quality of service features. Our switches can be managed from any browser-equipped desktop PC or the Telnet applet supported in almost all operating systems. The Telnet applet allows access to the Command Line Interface, or CLI, which a system administrator may prefer to use.

The key benefits of our solutions are:

Lower cost of ownership. Our products are generally less expensive than software-based routers, yet offer higher routing performance. We believe that by sharing a common hardware, software and management architecture, our products can substantially reduce the cost and complexity of network management and administration. This uniform architecture creates a simpler network infrastructure that leverages the resources businesses have invested in Ethernet/IP-based networks, thereby requiring fewer resources and less time to maintain the network.

Simplicity. Networks typically consist of many different technologies and types of equipment. This complexity often makes it expensive and difficult to effectively manage and expand networks. We meet these challenges by focusing on product consistency and simplicity. Our products share a common hardware, software and network management architecture and enable Layer 3 switching at wire-speed in each key area of the network. This allows customers to build an integrated network environment that utilizes a consistent feature set, performance and management capabilities.

Ease of use and implementation. Our products are designed to make networks easy to manage and administer, thereby reducing the overall cost of network ownership. Through the use of a standards-based design approach, our products can be readily integrated into existing networks. Customers can usually upgrade to our products without the need for additional training. Moreover, our ExtremeWare operating system software simplifies network management with a consistent, robust interface available in all product families.

High performance. Our products provide broadband Ethernet and IP services with the non-blocking, wire-speed performance of an ASIC-based or merchant silicon-based Layer 3 switching engine. With our switches, customers may achieve forwarding rates that are significantly faster than software-based routers.

Scalability. Our solutions offer customers the speed and bandwidth needed today — and the capability to scale their networks to support demanding applications in the future—without the burden of additional training or software and system complexity. Customers who purchase standard Extreme products may later upgrade to advanced Layer 3 and Layer 4 features, such as server load balancing or intermediate-to-intermediate system routing protocol, or ISIS, as this upgraded functionality is designed into our products.

Quality of service. Our policy-based quality of service enables customers to prioritize mission-critical applications. We provide industry-leading tools for allocating network resources to specific applications. With our policy-based quality of service, customers can use a web-based interface to identify and control the forwarding of traffic from specific applications, in accordance with policies that the customers define. The quality of service functionality of our chipsets allows policy-based quality of service to be performed at wire-speed. In addition to providing prioritization, customers can allocate specified amounts of bandwidth to specific applications or users.

The Extreme Networks Strategy

Our goal is to be the provider of the most effective applications and services infrastructure for large enterprises and service providers. We seek to provide our customers with a best-of-breed alternative to single-sourced, highly proprietary networking equipment from larger competitors. Key elements of our strategy include:

Provide simple, easy to use, high-performance, cost-effective switching solutions. We offer customers easy to use, powerful, cost-effective switching solutions that meet the specific demands of enterprises, and service and content providers. Our products provide customers with scalability from 10 Mbps Ethernet to 10 Gigabit Ethernet combined with the wire-speed, non-blocked routing of ASIC-based or merchant silicon-based Layer 3 switching. We intend to capitalize on our expertise in Ethernet, IP and hardware-based switching technologies to continuously develop new products that will meet the future requirements of a broad range of customers.

Expand market penetration. We continue to market our products to new customers in multiple market segments. The majority of our business is with enterprise customers, including those in government, education and the health care sectors, in addition to large commercial enterprises. Extreme has consistently focused on these markets since early in our history. Additionally, we aim to leverage our technology development, service and support and business infrastructure resources to address the metropolitan Ethernet market. These customers include ISPs, content providers and MAN service providers. While currently most of our service provider and MAN-related business is generated outside of the United States, we believe there is a long-term growth opportunity in the metropolitan Ethernet market on a worldwide basis. Once customers deploy our products in certain portions of their networks, we offer products for other areas. As additional products are deployed, customers obtain the increased benefits of our solution by simplifying their networks, extending policy-based quality of service and reducing costs of ownership, while increasing performance.

Extend switching technology leadership. Our technological leadership is based on proprietary technology embedded in our chipsets, the ExtremeWare operating system and network management and software. We intend to invest our engineering resources in chipsets, software and other development areas to create leading-edge technologies that will increase the performance and functionality of our products. We also intend to maintain our active role in industry standards committees such as the Institute for Electrical and Electronics Engineers, or IEEE, and the Internet Engineering Task Force, or IETF.

Leverage and expand multiple distribution channels. We distribute our products through select distributors and a large number of resellers. To quickly reach a broad, worldwide audience, we have more than 250 resellers in approximately 50 countries, including regional networking system resellers, network integrators and wholesale distributors. We maintain a field sales force to support our resellers and to focus on select strategic accounts. We are continually developing and refining our two-tier distribution channel strategy.

Provide high-quality customer service and support. We seek to enhance customer satisfaction and build customer loyalty through high-quality service and support. This includes a wide range of standard support programs that provide the level of service our customers require, from standard business hours to global 24-hour-a-day, 7-day-a-week, 365-day-a-year real-time response support. We intend to continue to enhance the ease of use of our products, and to invest in additional support services by increasing staff and adding new support programs for our distributors and resellers. We are committed to providing customer-driven product functionality through feedback from key prospects, consultants, channel partners and end-user customers.

We deliver effective application and services infrastructure for enterprises and service providers based on award-winning technology that combines simplicity, high performance, intelligence and a low cost of ownership. Our Layer 3 Summit, BlackDiamond and Alpine products share the same common hardware architecture and operating system, enabling businesses to build a network infrastructure that is simple, easy to manage and scalable to meet the demands of future growth.

Our award-winning 2nd Generation Inferno ASIC and 3rd Generation Triumph chipsets are incorporated in all i-series products, including the BlackDiamond and Alpine. Inferno provides the core technology for high-end Summit switches.

We have also recently announced the 4th Generation Networking Silicon System, or 4.G.N.S.S., also known by the code name “Genesis.” This technology provides very high performance capabilities for 10 Gigabit Ethernet and beyond as well as hardware-based support for advanced protocols such as IPv6 and MPLS. This technology also offers high levels of investment protection through the use of Extreme’s T-Flex technology that allows programmability of the chipset to allow changes in protocol support as new standards and protocols emerge.

We conduct our sales and marketing activities on a worldwide basis through distributors, resellers and our field sales organization. A majority of our sales are currently made to partners in our distributor and reseller channels. The first tier consists of a limited number of independent distributors that sell primarily to resellers and end-user customers. The second tier of the distribution channel is comprised of a large number of independent resellers that sell directly to end-user customers.

We offer modular and comprehensive ExtremeWorks service solutions to help protect our customers’ network investments and support their business goals. The markets we address, including enterprises and service providers, all seek higher reliability and maximum uptime. Our goal is to serve as a knowledgeable and experienced service partner who can tailor service solutions to meet the specific business needs of our customers. Accordingly, in fiscal year 2002 we entered into a global services agreement with International Business Machines, Inc. for the provision of on-site hardware support to customers. Expenses related to this agreement are recorded in services cost of revenue on our consolidated statement of operations. We also maintain a relationship with Solectron Corporation for the handling of product returns and repairs covered by our warranty and service contracts in various locations worldwide. Warranty expenses related to this relationship are recorded in product cost of revenue on our consolidated statement of operations. Support contract expenses related to this relationship are recorded in services cost of revenue on our consolidated statement of operations.

Our service offerings are as follows:

•	ExtremeWorks Professional Services

•	ExtremeWorks Support Programs

•	ExtremeWorks Education

We outsource the majority of our manufacturing and supply chain management operations as part of our strategy to maintain global manufacturing capabilities and to reduce costs. We conduct quality assurance, manufacturing engineering, document control and test development at our main campus in Santa Clara, California. This approach enables us to reduce fixed costs and to flexibly respond to changes in market demand.

We were incorporated in California in May 1996 and reincorporated in Delaware in March 1999. Our corporate headquarters are located at 3585 Monroe Street, Santa Clara, CA 95051 and our telephone number is (408) 579-2800. Our website can be found at www.extremenetworks.com. Investors can obtain copies of our SEC filings from this website free of charge, or on the SEC’s website at www.sec.gov.

Recent Developments

On November 4, 2003, we and Avaya Inc. announced entering into a strategic alliance to jointly develop and market converged communications solutions. Avaya will also resell our data networking products and will provide comprehensive planning, design, implementation and management services support through Avaya Global Services. In connection with this alliance, we issued a warrant to Avaya to purchase up to 2,577,794 million shares of our common stock. The 2,577,794 million shares issuable upon exercise of the warrant we issued to Avaya are being registered pursuant to this registration statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our common stock, please refer to the registration statement and the exhibits and schedules filed with it.

You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facility of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings including the registration statement, will also be available to you on the web site maintained by the SEC at http://www.sec.gov.

We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information are available for inspection at the SEC’s public reference facility and its web site, which are described above.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC. This registration statement incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.

The following documents filed with the SEC are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended June 29, 2003;

•	our Definitive Proxy Statement relating to the Annual Meeting of Stockholders held on December 3, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended September 28, 2003;

•	our Current Report on Form 8-K filed with the SEC on November 4, 2003;

•	our Current Report on Form 8-K filed with the SEC on December 18, 2003;

•	our Current Report on Form 8-K filed with the SEC on January 22, 2004; and

•	the description of our common stock contained in “Description of Capital Stock” contained in our Registration Statement on Form S-1 filed with the SEC on February 5, 1999.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Those documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference and were not delivered with this prospectus. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference. We will provide this information upon written or oral request by a person to whom we delivered a copy of the prospectus. Requests for such copies should be directed to our principal executive offices located at 3585 Monroe Street, Santa Clara, California 95051, Attention: Secretary. Our general telephone number is (408) 579-2800.

FORWARD LOOKING INFORMATION

Some of the information in this prospectus, including the following risk factors section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of such terms and other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described below and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed below, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, and financial condition.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition, and operating results as well as adversely affect the value of an investment in our common stock.

Factors That May Affect Our Results

We Are Not Profitable and We Cannot Assure You That We Will Be Profitable in the Future

Fiscal 2000 was the only year in which we achieved profitability for the full year. We reported losses for fiscal 2003, fiscal 2002 and fiscal 2001. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will continue to need to rationalize expense levels and increase revenue levels to achieve profitability in future fiscal quarters.

A Number of Factors Could Cause Our Quarterly Financial Results to Be Worse Than Expected, Resulting in a Decline in Our Stock Price

Our ability to continue to control our operating expenses at a level that is consistent with anticipated revenue is significant to our financial results. A high percentage of our expenses are fixed in the short term, so any delay in generating or recognizing revenue could cause our quarterly operating results to fall below the expectations of public market analysts or investors, which could cause the price of our stock to fall.

Orders in our backlog at the beginning of each quarter do not equal expected revenue for that quarter and are generally cancelable at any time. Accordingly, we are dependent upon obtaining orders during a quarter and shipping those orders in the same quarter to achieve our revenue objectives. In addition, the timing of product releases and purchase orders, and product availability, often results in a majority of our product shipments being scheduled near the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Our customer agreements generally allow customers to delay scheduled delivery dates or to cancel orders within specified timeframes without significant charges to the customers. Furthermore, some of our customers require that we provide installation or inspection services that may delay the recognition of revenue for both products and services, and some of our customer agreements include acceptance provisions that prevent our ability to recognize revenue upon shipment.

We may experience a delay in generating or recognizing revenue for a number of reasons and our quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including, but not limited to, the following:

•	changes in general and/or specific economic conditions in the networking industry;

•	seasonal fluctuations in demand for our products and services, particularly in Asia-Pacific and Europe;

•	linearity of quarterly sales have historically reflected a pattern in which a disproportionate percentage of such sales occur in the last month of the quarter;

•	reduced visibility into the implementation cycles for our products and our customers’ spending plans;

•	our ability to accurately forecast demand for our products, which in the case of lower-than-expected sales, may result in excess or obsolete inventory in addition to non-cancelable purchase commitments for component parts;

•	product returns or the cancellation or rescheduling of orders;

•	our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

•	announcements and new product introductions by our competitors;

•	our ability to develop and support relationships with enterprise customers, service providers and other potential large customers;

•	our ability to achieve targeted cost reductions;

•	our ability to obtain sufficient supplies of sole- or limited-source components for our products on a timely basis;

•	increases in the prices of the components that we purchase;

•	decreases in the prices of the products that we sell;

•	our ability to achieve and maintain desired production volumes and quality levels for our products;

•	the mix of products sold and the mix of distribution channels through which products are sold;

•	downward adjustments resulting from other-than-temporary declines in the carrying value of long-lived assets;

•	costs associated with adjustments to the size of our operations;

•	costs relating to possible acquisitions and the integration of technologies or businesses; and

•	the effect of amortization of deferred compensation and purchased intangibles resulting from existing or new transactions.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

Intense Competition in the Market for Networking Equipment Could Prevent Us from Increasing Revenue and Maintaining Profitability

The market for networking equipment is intensely competitive. Our principal competitors include Cisco Systems, Enterasys Networks, Foundry Networks, Inc., Nortel Networks and Riverstone Networks. In addition, a number of private companies have announced plans for new products, or have introduced products, that may compete with our own products. Some of our current and potential competitors have superior market leverage, longer operating histories and substantially greater financial, technical, sales and marketing resources, in addition to wider name recognition and larger installed customer bases. These competitors may have developed, or may in the future develop, new competing products based on technologies that compete with our own products or render our products obsolete. Furthermore, a number of these competitors may merge or form strategic partnerships that enable them to offer or bring to market competitive products. Consolidation within our industry could lead to increased competition and could harm our operating results.

The pricing policies of our competitors impact the overall demand for our products and services. Some of our competitors are capable of operating at significant losses for extended periods of time, increasing pricing pressure on our products and services. If we do not maintain competitive pricing, the demand for our products and services, as well as our market share, may decline. From time to time, in responding to competitive pressures, we lower the prices of our products and services. When this happens, if we are unable to reduce our component costs or improve operating efficiencies, our revenues and margins are adversely affected.

To remain competitive, we believe that we must, among other things, invest significant resources in developing new products, improve our current products and maintain customer satisfaction. Such investment will increase our expenses and affect our profitability. In addition, if we fail to make this investment, we may not be able to compete successfully with our competitors, which could have a material adverse effect on our revenue and future profitability.

When Our Products Contain Undetected Software or Hardware Errors, We Incur Significant Unexpected Expenses and Could Lose Sales

Network products frequently contain undetected software or hardware errors when new products or new versions or updates of existing products are first released to the marketplace. In the past, we have experienced such errors in connection with new products and product upgrades. We have experienced component problems that caused us to incur higher than expected warranty and service costs and expenses and to take an accrual for anticipated expenses. Such expenses adversely affected our results for fiscal 2003 and fiscal 2002. We have undertaken extensive efforts to address these issues, however until these programs are completed, these expenses are expected to exceed normal levels. In the future, we expect that, from time to time, such errors or component failures will be found in new or existing products after the commencement of commercial shipments including the components we incorporate in our products. These problems may have a material adverse effect on our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from new product development efforts, delaying the recognition of revenue and causing significant customer relations problems. Further, if products are not accepted by customers due to such defects, and such returns exceed the amount we accrued for defect returns based on our historical experience, our operating results would be adversely affected.

Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. The occurrence of hardware and software errors, whether or not caused by our products, could result in the delay or loss of market acceptance of our products and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems would likely have a material adverse effect on our business, operating results and financial condition.

We Depend Upon International Sales for a Significant Portion of Our Revenue and Our Ability to Grow Our International Sales Depends on Successfully Expanding Our International Operations

International sales constitute a significant portion of our net revenue. Our ability to grow will depend in part on the continued expansion of international sales. Sales to customers outside of the United States accounted for approximately 58% and 59% of our net revenue, respectively, for the first quarter of fiscal 2004 and the first quarter of fiscal 2003. Our international sales primarily depend on the success of our resellers and distributors. The failure of these resellers and distributors to sell our products internationally would limit our ability to sustain and grow our revenue. There are a number of risks arising from our international business, including:

•	longer accounts receivable collection cycles;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements through foreign legal systems;

•	the payment of operating expenses in local currencies, which exposes us to risks of currency fluctuations;

•	higher credit risks requiring cash in advance or letters or credit;

•	difficulty in safeguarding intellectual property;

•	political and economic turbulence;

•	potential adverse tax consequences; and

•	unexpected changes in regulatory requirements, including compliance with U.S. and foreign export laws and regulations.

In addition, conducting our business on a global basis subjects us to a number of frequently changing and complex trade protection measures and import or export regulatory requirements. Our failure to comply with these measures and regulatory requirements may result in the imposition of financial penalties and restrictions on our ability to conduct business in and with certain countries, which may harm our business and damage our reputation. Pursuant to regulations of the U.S. Department of Commerce providing for voluntary disclosure, in the fourth quarter of fiscal 2002 we disclosed information regarding a possible violation of certain export regulations. Following such disclosures the Department of Commerce will determine whether to conduct an investigation. If an investigation is commenced, we believe that these matters will be resolved without a material adverse effect on our business, and we have implemented procedures to reduce the risk of violations in the future.

Our international sales currently are U.S. dollar-denominated. Recently the U.S. dollar exchange rate has fallen against foreign currencies, in particular the Euro. However, future increases in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency which will expose us to fluctuations in exchange rates between the U.S. dollar and the particular local currency. If we do so, we may decide to engage in hedging transactions to minimize the risk of such fluctuations.

We have entered into foreign exchange forward contracts to offset the impact of payment of operating expenses in local currencies to some of our operating foreign subsidiaries. However, if we are not successful in managing these hedging transactions, we could incur losses from hedging activities.

We Expect the Average Selling Prices of Our Products to Decrease, Which May Reduce Gross Margin or Revenue

The network equipment industry has traditionally experienced a rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures, promotional pricing and technological progress. In addition, companies have lowered their prices in order to liquidate excess inventory that has accumulated as a result of the current economic slowdown. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, excess inventories, increased sales discounts and new product introductions by us or our competitors, including, for example, competitive products manufactured with low-cost merchant silicon. We may experience substantial decreases in future operating results due to the erosion of our average selling prices. Competitive pressures are expected to increase as a result of the industry slowdown that began in the first half of 2001, coupled with the recent downturn in the broader economy. To maintain our gross margin, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would likely cause our revenue and gross margins to decline, which could have a material adverse effect on our operating results and cause the price of our common stock to decline.

Some of Our Customers May Not Have the Resources to Pay for Our Products as a Result of the Current Economic Environment

At September 28, 2003, our accounts receivable contained five (5) customers with balances in excess of $2 million. With the current economic slowdown, some of our customers are forecasting that their revenue for the foreseeable future will generally be lower than originally anticipated. Some customers are experiencing, or are likely to experience, serious cash flow problems and, as a result, may find it increasingly difficult to obtain financing, if financing is available at all. If our customers are not successful in generating sufficient revenue or securing alternate financing arrangements, they may not be able to pay, or may delay payment of, the amounts that they owe us. In particular, sales to the service provider market are especially volatile and continued declines or delays in sale orders from this market may harm our financial condition. Furthermore, they may not order as many products from us as originally forecast, or cancel orders with us entirely. The inability of some of our potential customers to pay us for our products may adversely affect our cash flow, the timing of our revenue recognition and the amount of revenue, which may cause our stock price to decline.

The Market in Which We Compete is Subject to Rapid Technological Progress and to Compete We Must Continually Introduce New Products that Achieve Broad Market Acceptance

The network equipment market is characterized by rapid technological progress, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not regularly introduce new products in this dynamic environment, our product lines will become obsolete. Developments in routers and routing software could also significantly reduce demand for our products. Alternative technologies could achieve widespread market acceptance and displace the Ethernet technology on which we have based our product architecture. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or devices will not supplant our own products and technology.

When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer or cancel orders for our existing products. These actions could have a material adverse effect on our operating results by unexpectedly decreasing sales, increasing inventory levels of older products and exposing us to greater risk of product obsolescence. The market for switching products is evolving and we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors.

In particular, the networking industry has been characterized by the successive introduction of new technologies or standards that have dramatically reduced the price and increased the performance of switching equipment. To remain competitive, we need to introduce products in a timely manner that incorporate, or are compatible with, these emerging technologies. We are particularly dependent upon the successful introduction of new products. We cannot assure you that any new products we introduce will be commercially successful. We have experienced delays in releasing new products and product enhancements in the past that resulted in lower quarterly revenue than anticipated. We may experience similar delays in product development and releases in the future, and any delay in product introduction could adversely affect our ability to compete, causing our operating results to be below our expectations or the expectations of public market analysts or investors.

Our Limited Ability to Protect Our Intellectual Property and Defend Against Claims May Adversely Affect Our Ability to Compete

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, we cannot assure you that the actions we have taken will adequately protect our intellectual property rights or that other parties will not independently develop similar or competing products that do not infringe on our patents. We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise misappropriate or use our products or technology.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. We are actively involved in disputes and licensing discussions with others regarding their claimed proprietary rights and cannot assure you that we will always successfully defend ourselves against such claims. If we are found to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages or royalties and either obtain a license to those intellectual property rights or alter our products so that they no longer infringe upon such proprietary rights. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Litigation resulting from claims that we are infringing the proprietary rights of others could result in substantial costs and a diversion of resources, and could have a material adverse effect on our business, financial condition and results of operations.

We Are Engaged in Litigation Regarding Intellectual Property Rights, and an Adverse Outcome Could Harm Our Business and Require Us to Incur Significant Costs

We have received notice from several major companies alleging that we are infringing their patents. One of these companies, Lucent Technologies, Inc., filed a claim against us alleging patent infringement and we are in litigation as of the date of this filing. Following examination of this claim, we believe it is without merit and we have responded accordingly. Without regard to the merits of this or any other claim, if judgments by a court of law on this or any other claim received in the future were to be upheld, or if we otherwise agree to the settlement of such claims, the consequences to us may be severe and could require us to, among other actions:

•	stop selling our products that incorporate the challenged intellectual property;

•	obtain a royalty bearing license to sell or use the relevant technology, which license may not be available on reasonable terms or available at all;

•	pay damages; or

•	redesign those products that use the disputed technology.

If we are compelled to take any of the foregoing actions, our business could be severely harmed.

Adjustments to the Size of Our Operations May Require Us to Incur Unanticipated Costs

Prior to the quarter ended April 1, 2001, we experienced rapid growth and expansion that placed, a significant strain on our resources. Subsequent to that period, we have from time to time incurred unanticipated costs to downsize our operations to a level consistent with lower forecast sales. Even if we manage the current period of instability effectively, as well as possible expansion in the future, we may make mistakes in restructuring or operating our business, such as inaccurate sales forecasting or incorrect material planning. Any of these mistakes may lead to unanticipated fluctuations in our operating results. We cannot assure you that we will be able to size our operations in accordance with fluctuations of our business in the future.

We Must Continue to Develop and Increase the Productivity of Our Indirect Distribution Channels to Increase Net Revenue and Improve Our Operating Results

Our distribution strategy focuses primarily on developing and increasing the productivity of our indirect distribution channels. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer. Many of our resellers also sell products from other vendors that compete with our products. We cannot assure you that we will be able to enter into additional reseller and/or distribution agreements or that we will be able to successfully manage our product sales channels. Our failure to do any of these could limit our ability to grow or sustain revenue. In addition, our operating results will likely fluctuate significantly depending on the timing and amount of orders from our resellers. We cannot assure you that our resellers and/or distributors will continue to market or sell our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

Most of Our Revenue is Derived From Sales of Three Product Families, So We are Dependent on Widespread Market Acceptance of These Products

We derive substantially all of our revenue from sales of our Summit, BlackDiamond and Alpine products and related services. We expect that revenue from these product families will account for a substantial portion of our revenue for the foreseeable future. Accordingly, widespread market acceptance of our product families is vital to our future success. Factors that may affect the sales of our products, some of which are beyond our control, include:

•	the demand for switching products (Gigabit Ethernet and Layer 3 switching technologies in particular) in the enterprise and service provider markets;

•	the performance, price and total cost of ownership of our products;

•	the availability and price of competing products and technologies;

•	our ability to match supply with demand for certain products; and

•	the success and development of our resellers, distributors and field sales channels.

We may not be able to achieve widespread market acceptance of our product families, which could reduce our revenue.

Future Performance Will Depend on the Introduction and Acceptance of New Products

Our future performance will also depend on the successful development, introduction, and market acceptance of new and enhanced products that address customer requirements in a timely and cost-effective manner. In particular, we are dependent upon the successful introduction of new products. In the past, we have experienced delays in product development and such delays may occur in the future. We have recently announced a third-generation chipset for use in future products. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. Therefore, to the extent customers defer or cancel orders in the expectation of new product releases, any delay in the development or introduction of new products could cause our operating results to suffer. The inability to achieve and maintain widespread levels of market acceptance for our current and future products may significantly impair our revenue growth.

If a Key Reseller, Distributor, or Other Significant Customer Cancels or Delays a Large Purchase, Our Net Revenue May Decline and the Price of Our Stock May Fall

To date, a limited number of resellers, distributors and other customers have accounted for a significant portion of our revenue. If any of our large customers stop or delay purchases, our revenue and profitability would be adversely affected. For example, customers whose net revenue exceeded 10% of our total net revenue was as follows:

	Three Months Ended September 28, 2003	Year Ended
		June 29, 2003	June 30, 2002
Tech Data Corporation	Less than 10%	11%	15%

Our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, so a substantial reduction or delay in sales of our products to a significant reseller, distributor or other customer could harm our business, operating results and financial condition. Although our largest customers may differ from period-to-period, we anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a relatively small number of customers.

While our financial performance depends on large orders from a limited number of key resellers, distributors and other significant customers, we do not have binding purchase commitments from any of them. For example:

•	our service providers and enterprise customers can stop purchasing, and our resellers and distributors can stop marketing, our products at any time;

•	our reseller agreements are non-exclusive and are for one-year terms, with no obligation upon the resellers to renew the agreements; and

•	our reseller, distributor and end-user customer agreements generally do not require minimum purchases.

Under specified conditions, some third-party distributors are allowed to return products to us. We do not recognize revenue on sales to distributors until the distributors sell the product to their customers.

The Sales Cycle for Our Products is Long and We May Incur Substantial Non-Recoverable Expenses or Devote Significant Resources to Sales that Do Not Occur When Anticipated

The use of indirect sales channels may contribute to the length and variability of our sales cycle. Our products represent a significant strategic decision by a customer regarding its communications infrastructure. The decision by customers to purchase our products is often based on the results of a variety of internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. Accordingly, the product evaluation process frequently results in a lengthy sales cycle, typically ranging from three months to longer than a year, and as a result, our ability to sell products is subject to a number of significant risks, including:

•	the risk that budgetary constraints and internal acceptance reviews by customers will result in the loss of potential sales;

•	the risk of substantial variation in the length of the sales cycle from customer to customer, making decisions on the expenditure of resources difficult to assess;

•	the risk that we may incur substantial sales and marketing expenses and expend significant management time in an attempt to initiate or increase the sale of products to customers, but not succeed;

•	the risk that, if a sales forecast from a specific customer for a particular quarter is not achieved in that quarter, we may be unable to compensate for the shortfall, which could harm our operating results; and

•	the risk that downward pricing pressures could occur during this lengthy sales cycle.

We Purchase Several Key Components for Products From Single or Limited Sources and Could Lose Sales if These Suppliers Fail to Meet Our Needs

We currently purchase several key components used in the manufacture of our products from single or limited sources and are dependent upon supply from these sources to meet our needs. Certain components such as capacitors, static random access memory, or SRAM, dynamic random access memory, or DRAM, and printed circuit boards are not currently, but have been, and may in the future be, in short supply. We have in the past encountered, and are likely in the future to encounter, shortages and delays in obtaining these or other components, and this could have a material adverse effect on our ability to meet customer orders. Our principal sole-source components include:

•	ASICs;

•	microprocessors;

•	programmable integrated circuits;

•	selected other integrated circuits;

•	custom power supplies; and

•	custom-tooled sheet metal.

Our principal limited-source components include:

•	flash memories;

•	dynamic and static random access memories, or DRAMs and SRAMs, respectively; and

•	printed circuit boards.

We use our forecast of expected demand to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If forecasts exceed orders, we may have excess and/or obsolete inventory on hand or under non-cancelable purchase commitments that could have a material adverse effect on our operating results and financial condition. If orders exceed forecasts, we may have inadequate supplies of certain materials and components, which could have a material adverse effect on our operating results and financial condition. We do not have agreements fixing long-term prices or minimum volume requirements from suppliers. From time to time we have experienced shortages and allocations of certain components, resulting in delays in filling orders. Qualifying new suppliers to compensate for such shortages may be time-consuming and costly, and may increase the likelihood of errors in design or production. In addition, during the development of our products, we have experienced delays in the prototyping of our chipsets, which in turn has led to delays in product introductions. We cannot assure you that similar delays will not occur in the future. Furthermore, we cannot assure you that the performance of the components as incorporated in our products will meet the quality requirements of our customers.

Our Dependence on Contract Manufacturers for Substantially All of Our Manufacturing Requirements Could Harm Our Operating Results

If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity, and internal test and quality functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation, and result in additional costs or cancellation of orders under agreements with our customers.

We rely on independent contractors to manufacture our products. We do not have long-term contracts with any of these manufacturers. We currently utilize two companies for the manufacture of our products – Flextronics International, Ltd., located in San Jose, California and Guadalajara, Mexico and Plexus Corp., located in Nampa, Idaho and Penang, Malaysia. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. These or similar problems may arise in the future, such as products of inferior quality, insufficient quantity of products, or the interruption or discontinuance of operations of a manufacturer, any of which could have a material adverse effect on our business and operating results.

We do not know whether we will effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to transition the manufacture of some of our products from one contract manufacturer to another. We also intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products, or a reduction in the number of our contract manufacturers may cause a delay in our ability to fulfill orders and may have a material adverse effect on our business, operating results and financial condition.

As part of our cost-reduction efforts, we will need to realize lower per unit product costs from our contract manufacturers by means of volume efficiencies and the utilization of manufacturing sites in lower-cost geographies. However, we cannot be certain when or if such price reductions will occur. The failure to obtain such price reductions would adversely affect our gross margins and operating results.

Future Changes in Financial Accounting Standards May Cause Adverse Unexpected Revenue Fluctuations and Affect Our Reported Results of Operations

A change in accounting policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred with frequency and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

In particular, if we are required to record stock option grants as compensation expense on our income statement, our profitability may be reduced significantly. The current methodology for expensing such stock options is based on, among other things, the historical volatility of the underlying stock. Our stock price has been historically volatile. Therefore, the adoption of an accounting standard requiring companies to expense stock options would negatively impact our profitability and may adversely impact our stock price. In addition, the adoption of such a standard could limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

In addition, various accounting rules and regulations have been established over the recent past relating to revenue recognition. These regulations frequently require judgments in their application, and are subject to numerous subsequent clarifications and interpretations, some of which may require changes in the way we recognize revenue, and may require restatement or prior period revenue and results.

Compliance with Changing Regulation of Corporate Governance and Public Disclosure May Result in Additional Expenses

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We Have Been Named as a Defendant in a Shareholder Class Action Lawsuit Arising Out of Our Public Offerings of Securities in 1999

Beginning on July 6, 2001, purported securities fraud class action complaints were filed in the United States District Court for the Southern District of New York. The cases were consolidated and the litigation is now captioned as In re Extreme Networks, Inc. Initial Public Offering Securities Litigation, Civ. No. 01-6143 (SAS) (S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, 21 MC 92 (SAS) (S.D.N.Y.).

The operative amended complaint is brought purportedly on behalf of all persons who purchased Extreme Networks’ common stock from April 8, 1999 through December 6, 2000. It names as defendants Extreme Networks; six of our present and former officers and/or directors, including our CEO (the “Extreme Networks Defendants”); and several investment banking firms that served as underwriters of our initial public offering and October 1999 secondary offering. Subsequently, plaintiffs and one of the individual defendants stipulated to a dismissal of that defendant without prejudice. The complaint alleges liability under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, on the grounds that the registration statement for the offerings did not disclose that: (1) the underwriters had agreed to allow certain customers to purchase shares in the offerings in exchange for excess commissions paid to the underwriters; and (2) the underwriters had arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The Securities Act allegations against the Extreme Networks Defendants are made as to the secondary offering only. The amended complaint also alleges that false analyst reports were issued. No specific damages are claimed.

Similar allegations were made in other lawsuits challenging over 300 other initial public offerings and follow-on offerings conducted in 1999 and 2000. The cases were consolidated for pretrial purposes. On February 19, 2003, the Court ruled on all defendants’ motions to dismiss. The Court denied the motions to dismiss the claims in our case under the Securities Act of 1933. The Court denied the motion to dismiss the claim under Section 10(a) of the Securities Exchange Act of 1934 against Extreme Networks and 184 other issuer defendants, on the basis that the complaints alleged that the respective issuers had acquired companies or conducted follow-on offerings after their initial public offerings. The Court denied the motion to dismiss the claims under Section 10(a) and 20(a) of the Securities Exchange Act of 1934 against the remaining Extreme Networks Defendants and 59 other individual defendants, on the basis that the respective amended complaints alleged that the individuals sold stock.

We have decided to accept a settlement proposal presented to all issuer defendants. In this settlement, plaintiffs will dismiss and release all claims against the Extreme Network Defendants, in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases, and for the assignment or surrender of control of certain claims we may have against the underwriters. The Extreme Networks Defendants will not be required to make any cash payments in the settlement, unless the pro rata amount paid by the insurers in the settlement exceeds the amount of the insurance coverage, a circumstance which we do not believe will occur. The settlement will require approval of the Court, which cannot be assured, after class members are given the opportunity to object to the settlement or opt out of the settlement. If the settlement is not approved, we cannot assure you that we will prevail in the lawsuit. Failure to prevail could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future.

In addition, we may become subject to other types of litigation in the future. Litigation is often expensive and diverts management’s attention and resources, which could materially and adversely affect our business.

Our Headquarters and Some Significant Supporting Businesses Are Located in Northern California and Other Areas Subject to Natural Disasters That Could Disrupt Our Operations and Harm Our Business

Our corporate headquarters are located in Silicon Valley in Northern California. Historically, this region has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our property. We have contract manufacturers located in Northern California and in Mexico where similar natural disasters and other risks may disrupt the local economy and pose physical risks to our property and the property of our manufacturers.

In addition, terrorist acts or acts of war targeted at the United States, and specifically Silicon Valley, could cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and resellers, and customers, which could have a material adverse effect on our operations and financial results.

We currently do not have redundant, multiple site capacity in the event of a natural disaster or catastrophic event. In the event of such an occurrence, our business would suffer.

If We Lose Key Personnel or are Unable to Hire Additional Qualified Personnel as Necessary, We May Not Be Able to Successfully Manage Our Business or Achieve Our Goals

Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales, marketing and service and operations personnel, many of whom would be difficult to replace. We do not have employment contracts with these individuals nor do we carry life insurance on any of our key personnel.

We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing and service, finance and operations personnel. The market for these personnel is competitive, especially in the San Francisco Bay Area, and we have had difficulty in hiring employees, particularly engineers, in the timeframe we desire. In addition, retention has become more difficult for us and other public technology companies as a result of the stock market decline, which caused the price of many of our employees’ stock options to be above the current market price of our stock. There can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring desired personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as new product introductions. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We have from time to time been involved in claims like this with other companies and, although to date they have not resulted in material litigation, we do not know whether we will be involved in additional claims in the future as we seek to hire and retain qualified personnel or that such claims will not result in material litigation. We could incur substantial costs in litigating any such claims, regardless of the merits.

Failure of Our Products to Comply With Evolving Industry Standards and Complex Government Regulations May Cause Our Products to Not Be Widely Accepted, Which May Prevent Us From Growing Our Net Revenue or Achieving Profitability

The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. In the past, we have introduced new products that were not compatible with certain technological standards, and in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. Our products must comply with various United States federal government regulations and standards defined by agencies such as the Federal Communications Commission, in addition to standards established by governmental authorities in various foreign countries and recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates we will not be able to sell our products where these standards or regulations apply, which may prevent us from sustaining our net revenue or achieving profitability.

Failure to Successfully Expand Our Sales and Support Teams or Educate Them In Regard to Technologies and Our Product Families May Harm Our Operating Results

The sale of our products and services requires a concerted effort that is frequently targeted at several levels within a prospective customer’s organization. We may not be able to increase net revenue unless we expand our sales and support teams in order to address all of the customer requirements necessary to sell our products.

We cannot assure you that we will be able to successfully integrate employees into our company or to educate current and future employees in regard to rapidly evolving technologies and our product families. A failure to do so may hurt our revenue growth and operating results.

We May Engage in Future Acquisitions that Dilute the Ownership Interests of Our Stockholders, Cause Us to Incur Debt and Assume Contingent Liabilities

As part of our business strategy, we review acquisition and strategic investment prospects that we believe would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or otherwise offer growth opportunities. From time to time we review investments in new businesses and we expect to make investments in, and to acquire, businesses, products, or technologies in the future. In the event of any future acquisitions, we could:

•	issue equity securities which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	assume contingent liabilities; or

•	expend significant cash.

These actions could have a material adverse effect on our operating results and the price of our common stock. Moreover, even if we do obtain benefits in the form of increased sales and earnings, there may be a lag between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits. This is particularly relevant in cases where it is necessary to integrate new types of technology into our existing portfolio and new types of products may be targeted for potential customers with which we do not have pre-existing relationships. Acquisitions and investment activities also entail numerous risks, including:

•	difficulties in the assimilation of acquired operations, technologies and/or products;

•	unanticipated costs associated with the acquisition or investment transaction;

•	the diversion of management’s attention from other business concerns;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	the potential loss of key employees of acquired organizations; and

•	substantial charges for the amortization of certain purchased intangible assets, deferred stock compensation or similar items.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies, or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, operating results and financial condition.

We May Need Additional Capital to Fund Our Future Operations and, If It Is Not Available When Needed, We May Need to Reduce Our Planned Development and Marketing Efforts, Which May Reduce Our Net Revenue and Prevent Us From Achieving Profitability

We believe that our existing working capital and cash available from credit facilities and future operations, will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of reseller and distribution channels and associated support personnel requires a significant commitment of resources. In addition, if the markets for our products develop more slowly than anticipated, or if we fail to establish significant market share and achieve sufficient net revenue, we may continue to consume significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing stockholders. If additional funds are raised through the issuance of debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of common stockholders, and the terms of such debt could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

We Significantly Increased Our Leverage as a Result of the Sale of Convertible Subordinated Notes

In connection with the sale of convertible subordinated notes in December 2001, we incurred $200 million of indebtedness. We will require substantial amounts of cash to fund scheduled payments of interest on the convertible notes, payment of the principal amount of the convertible notes, future capital expenditures, payments on our leases and any increased working capital requirements. If we are unable to meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing. The degree to which we are financially leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements would be significantly reduced. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, some of which are beyond our control. If we do not generate sufficient cash flow from operations to repay the notes at maturity, we could attempt to refinance the notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations with respect to the notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the indenture and could cause a default under agreements governing our other indebtedness.

We Have Entered into Long-Term Lease Agreements for Several Facilities that are Currently Vacant and May be Difficult to Sublease due to Current Real Estate Market Conditions

We have certain long-term real estate lease commitments carrying future obligations for non-cancelable lease payments. Reductions in our workforce and the restructuring of operations since fiscal 2002 have resulted in the need to consolidate certain of these leased facilities, located primarily in Northern California, for which we recorded excess facilities charges of approximately $1.0 million in the first quarter of fiscal 2004, $9.6 million in fiscal 2003 and $25.4 million during fiscal 2002. For more information, see Note 6 of Notes to Condensed Consolidated Financial Statements. We continue to attempt to sublease certain of these facilities and may obtain sublease income to offset the carrying costs of these facilities. However, we may not be able to sublease these facilities at the times or on the terms we anticipated when we took the excess facilities charge and therefore if the market does not improve, we may incur additional charges in the future. In addition, we may incur additional charges for excess facilities as a result of additional reductions in our workforce or future restructuring of operations. We will continue to be responsible for all carrying costs of these facilities until such time as we can sublease these facilities or terminate the applicable leases based on the contractual terms of the lease agreements, and these costs may have an adverse effect on our business, operating results and financial condition.

Our Stock Price Has Been Volatile In the Past and Our Stock Price and the Price of the Notes May Significantly Fluctuate in the Future

In the past, our common stock price has fluctuated significantly. This could continue as we or our competitors announce new products, our results or those of our customers or competition fluctuate, conditions in the networking or semiconductor industry change, or when investors change their sentiment toward stocks in the networking technology sector.

In addition, fluctuations in our stock price and our price-to-earnings multiple may make our stock attractive to momentum, hedge or day-trading investors who often shift funds into and out of stock rapidly, exacerbating price fluctuations in either direction, particularly when viewed on a quarterly basis.

Securities We Issue to Fund Our Operations Could Dilute Your Ownership

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have rights prior to those of our common stock, including the common stock issuable upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

Provisions in Our Charter Documents and Delaware Law and Our Adoption of a Stockholder Rights Plan May Delay or Prevent Acquisition Of Us, Which Could Decrease the Value of Our Common Stock and, the Notes

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions of our certificate of incorporation and bylaws and Delaware law and our stockholder rights plan, which is described below, will provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some of our stockholders.

Our board of directors adopted a stockholder rights plan, pursuant to which we declared and paid a dividend of one right for each share of common stock held by stockholders of record as of May 14, 2001. Under the plan, each right will entitle stockholders to purchase a fractional share of our preferred stock for $150.00. Each such fractional share of the new preferred stock has terms designed to make it substantially the economic equivalent of one share of common stock. Initially the rights will not be exercisable and will trade with our common stock. Generally, the rights may become exercisable if a person or group acquires beneficial ownership of 15% or more of our common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of our common stock. When the rights become exercisable, our board of directors has the right to authorize the issuance of one share of our common stock in exchange for each right that is then exercisable.

USE OF PROCEEDS

Extreme will not receive any proceeds from the sale of common stock by the selling stockholder. See “Selling Stockholder” and “Plan of Distribution.”

SELLING STOCKHOLDER

A total of 2,577,794 shares of common stock are being registered in this offering for the account of the selling stockholder. The selling stockholder acquired the warrant for which the shares of common stock are exercisable in connection with our Joint Development Agreement and Strategic Distribution Agreement in October, 2003. These shares are being registered pursuant to the terms of that transaction. Throughout this prospectus, we may refer to the stockholder and its pledgees, donees, transferees or other successors in interest as the “selling stockholder.” The following table sets forth information known to us with respect to the selling stockholder for whom we are registering the shares for resale to the public. The shares being registered under the registration statement of which this prospectus is a part will be sold, if at all, by the selling stockholder listed below. The selling stockholder beneficially owns less than one percent of our outstanding common stock.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares That May Be Sold	Shares Beneficially Owned After the Offering
Avaya	0	2,577,794 (1)	0

(1)	One third of the shares underlying the warrant are exercisable 90 days after October 30, 2003. The remaining two-thirds of the shares are exercisable after certain conditions are met. Notwithstanding the foregoing, all of the shares underlying the warrant are exercisable 90 days prior to October 30, 2013. Only shares issued upon exercise of the warrant may be sold pursuant to this registration statement.

PLAN OF DISTRIBUTION

We have been advised by the selling stockholder that, upon exercise of all or a portion of the warrant or thereafter, it may sell all or a portion of its shares of common stock. The selling stockholder may sell on the Nasdaq National Market, or otherwise. The selling stockholder may sell its shares at prices and on terms prevailing at the time of sale, at prices related to the then current market price, or in negotiated transactions. The selling stockholder may sell one or more of the following methods:

•	Block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	On over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	Privately negotiated transactions.

There is no assurance that selling stockholder will offer or sell any or all of its shares of common stock registered under this prospectus.

In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholder in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. We will pay all expenses incident to the offering and sale to the public of shares by the selling stockholder. We will not pay underwriting commissions or similar charges and legal fees and disbursements of counsel for the selling stockholder.

We agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	Such time as all of the shares have been sold or otherwise disposed of by the selling stockholder pursuant to this registration statement;

•	Such time as the shares are eligible for sale pursuant to Rule 144 without being subject to the volume and manner of sale limitations thereunder;

•	Such time as the shares have been otherwise sold, transferred or disposed of by the selling stockholder (other than to its registered assigns); or

•	Such time as the shares have ceased to be outstanding.

We intend to de-register any of the shares not sold by the selling stockholder at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Extreme by Gray Cary Ware & Freidenrich LLP, East Palo Alto, California.

As of January 28, 2004, certain attorneys at Gray Cary Ware & Freidenrich, LLP (directly and indirectly) held 12,244 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 29, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the Nasdaq listing application fee.

To be Paid By the Registrant
Securities and Exchange Commission registration fee	$3,024.38
Accounting fees and expenses	$15,000.00
Printing expenses	$2,500.00
Transfer agent and registrar fees and expenses	$2,500.00
Legal fees and expenses	$25,000.00
Miscellaneous expenses	$11,975.62

Total	$60,000.00

Item 15.	Indemnification of Directors and Officers

Section 102 of the Delaware General Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Extreme, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Extreme, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of Extreme as well but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to Extreme, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. In addition, we have entered into separate agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

We have a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

Item 16.	Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit Number	Exhibit Title

4.1	Form of Warrant to Purchase Common Stock

5.1	Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel to the Registrant.

23.1	Consent of Ernst & Young LLP, independent auditors.

23.2	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1 to this Registration Statement).

24.1	Power of Attorney (included as page II-3).

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 19340 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 28th day of January, 2004.

EXTREME NETWORKS, INC.

By:	/s/ GORDON L. STITT
Gordon L. Stitt Chief Executive Officer

POWER OF ATTORNEY

Each of the officers and directors of Extreme Networks, Inc. whose signature appears below hereby constitutes and appoints Gordon L. Stitt and William Slakey true and lawful attorneys and agents, with full power of substitution, and with power to act alone, to sign on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3 (including post-effective amendments) and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to perform any acts necessary to file such amendments or registration statements, with exhibits thereto and other documents in connection therewith, and each of the undersigned does hereby ratify and confirm his signature as it may be signed by his said attorneys and agents to any and all such documents and all that said attorneys and agents, or their substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on January 28, 2004 by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GORDON L. STITT Gordon L. Stitt	Chairman of the Board, President and Chief Executive Officer	January 28, 2004

/s/ WILLIAM SLAKEY William Slakey	Senior Vice President and Chief Financial Officer	January 28, 2004

/s/ CHARLES CARINALLI Charles Carinalli	Director	January 28, 2004

/s/ BOB L. COREY Bob L. Corey	Director	January 28, 2004

/s/ PROMOD HAQUE Promod Haque	Director	January 28, 2004

/s/ KENNETH LEVY Kenneth Levy	Director	January 28, 2004

/s/ PETER WOLKEN Peter Wolken	Director	January 28, 2004

EXHIBIT NO.	EXHIBIT TITLE

4.1	Form of Warrant to Purchase Common Stock

5.1	Legal opinion of Gray Cary Ware & Freidenrich LLP, counsel to the Registrant

23.1	Consent of Ernst & Young LLP, independent auditors

23.2	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1 to this Registration Statement)

24.1	Power of Attorney (included as page II-3)